

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

GFI Securities LLC
December 31, 2019
With Report of Independent Registered Public Accounting Firm

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
0-19982

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GFI Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Water Street
(No. and street)

New York	NY	10041
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Bisgay 212-294-7849
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036-6530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)



AFFIRMATION

I, Steven Bisgay, affirm that, to the best of my knowledge and belief, the accompanying consolidated statement of financial condition pertaining to GFI Securities LLC (the "Company"), as of December 31, 2019, is true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Steven Bisgay
Chief Financial Officer

Notary Public

CHANTAL M BARRALIS
Notary Public. State of New York
Registration #01BA6364242
Qualified In New York County
Commission Expires Sept. 11, 2021

This report contains (check all applicable boxes):

☑ Facing Page.

☑ Report of Independent Registered Public Accounting Firm.

☑ Consolidated Statement of Financial Condition.

☐ Consolidated Statement of Operations.

☐ Consolidated Statement of Cash Flows.

☐ Consolidated Statement of Comprehensive Income.

☐ Consolidated Statement of Changes in Members' Interest.

☑ Notes to Consolidated Statement of Financial Condition.

☐ Computation of Net Capital Pursuant to Rule 15c3-1.

☐ Computation for Determination of the Reserve Requirements under Exhibit A of SEC Rule 15c3-3 and Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3.

☐ A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required By CFTC Regulation 1.16.

☑ An Oath or Affirmation.

☐ A copy of the SIPC Supplemental Report.

☐ A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

☐ Reconciliation of Amounts in Consolidated Financial Statements to Amounts of Amended Form Part II FOCUS.

☐ Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act.

☐ Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 under the Commodity Exchange Act.



Ernst & Young LLP
5 Times square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Members and Management of GFI Securities LLC

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of GFI Securities LLC (the "Company") as of December 31, 2019 and the related notes (the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2015.

February 28, 2020

GFI Securities LLC

Consolidated Statement of Financial Condition

December 31, 2019

(In Thousands)

Assets

Cash and cash equivalents	$	26,369
Receivables from clearing brokers		29,646
Accrued commissions receivable, net		7,995
Receivables from related parties		2,930
Other assets		500
Total assets	$	67,440

Liabilities and Members' Interest

Accrued compensation	$	11,235
Payables to related parties		6,639
Accounts payable and accrued liabilities		3,922
Total liabilities		21,796

Commitments, contingencies and guarantees (Note 3)

Members' interest:		
Controlling interests		45,574
Non-controlling interests		70
Total members' interest		45,644
Total liabilities and members' interest	$	67,440

See notes to consolidated statement of financial condition

GFI Securities LLC

Notes to Consolidated Statement of Financial Condition

December 31, 2019

(In Thousands)

1. General and Summary of Significant Accounting Policies

Description of Business – GFI Securities LLC ("GFIS") and its subsidiaries (collectively the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") and an introducing broker with the National Futures Association ("NFA") and the Commodity Futures Trading Commission ("CFTC"). The Company provides brokerage services for securities and over-the-counter ("OTC") derivative contracts to broker-dealers and other financial institutions. The Company introduces trades to a number of clearing firms who clear them on a fully disclosed basis.

The Company is a Limited Liability Company which operates out of New York and an indirect, wholly-owned subsidiary of BGC Partners, Inc. ("BGC"), which is a subsidiary of Cantor Fitzgerald, L.P. ("Cantor").

As of December 31, 2019, the Company owns approximately 95% of GFI Exchange Colombia S.A. and GFI Securities Colombia S.A., which are licensed and regulated by the Superintendencia Financiera de Colombia. The remaining interests are owned by other subsidiaries of BGC and represent the noncontrolling interest in the Company's consolidated statement of financial condition. All intercompany accounts and transactions have been eliminated.

Basis of Presentation – The Company's consolidated statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates – Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities, and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the consolidated statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the Company's consolidated statement of financial condition.

Cash and Cash Equivalents – The Company considers all highly liquid investments with maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Receivables from Clearing Brokers – Receivables from clearing brokers represent cash deposits with various clearing brokers to conduct ongoing clearance activities.

1. General and Summary of Significant Accounting Policies (*continued*)

Financial Assets and Liabilities – In accordance with Accounting Standards Codification ("ASC") 820-10, *Fair Value Measurements and Disclosures* ("ASC 820-10"), the Company estimates fair values of financial instruments, such as derivative instruments, using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment in interpreting market data and, accordingly, changes in assumptions or in market conditions could adversely affect the estimates. The Company also discloses the fair value of its financial instruments in accordance with the fair value hierarchy as set forth by ASC 820-10.

The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 measurements – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 measurements – Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

- Level 3 measurements – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Accrued Commissions Receivable, net – Accrued commissions receivable represent amounts due from brokers, dealers, banks and other financial and non-financial institutions for the execution of securities, commodities, foreign exchange, and other derivative brokerage transactions. Pursuant to a factoring agreement dated November 30, 2003 (the "Factoring Agreement"), the Company sells commissions receivable aged over 30 days to an affiliate on a non-recourse basis. The Company accounts for the transfer of the commissions receivable to the affiliate under the Factoring Agreement in accordance with ASC 860, *Transfers and Servicing*. ASC 860 requires that several conditions be met in order to present the transfer of accounts receivable as a sale. As the Company has isolated the transferred (sold) assets (commissions receivable); has the legal right to transfer the assets; and has sold the assets on a non-recourse basis, effectively relinquishing control of the assets, the transfer qualifies for sale treatment. In addition, as a result of the Factoring Agreement, the Company does not generally record an allowance for doubtful accounts. See Note 4 – Related Party Transactions for further discussion.

1. General and Summary of Significant Accounting Policies (*continued*)

Revenue Recognition

Commissions – Commissions revenue is derived from securities and commodities, whereby the Company connects buyers and sellers in the OTC and exchange markets and assists in the negotiation of the price and other material terms. These transactions result from the provision of service related to executing, settling and clearing transactions for clients. Trade execution and clearing services, when provided together, represent a single performance obligation as the services are not separately identifiable in the context of the contract. Commissions revenue is recognized at a point in time on the trade-date, when the customer obtains control of the asset and can direct the use of, and obtain substantially all of the remaining benefits from the asset. The Company records a receivable between the trade-date and settlement date, when payment is received.

Principal Transactions, net – Principal transactions revenue is primarily derived from matched principal transactions, whereby the Company simultaneously agrees to buy securities from one customer and sell them to another customer. Revenues earned from principal transactions represent the spread between the buy and sell price of the brokered security. Principal transactions revenues are recognized on a trade date basis. Additionally, the mark-to-market on marketable securities that are classified as trading securities are recorded in principal transactions.

Leases – The Company enters into leasing arrangements in the ordinary course of business as a lessee of office space, data centers and office equipment.

The accounting policies described below were updated pursuant to the adoption of the new U.S. GAAP standard on *Leases* and related amendments on January 1, 2019. These policy updates have been applied prospectively in the Company's statement of financial condition from January 1, 2019 onward.

The Company determines whether an arrangement is a lease at inception. Right-of-use ("ROU") lease assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Other than for leases with an initial term of twelve months or less, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense pertaining to operating leases is recognized on a straight-line basis over the lease term. See Note 10–Leases for additional information on the Company's leasing arrangements.

1. General and Summary of Significant Accounting Policies (*continued*)

Interest Income – Interest income primarily represents interest derived from money market funds.

Income Taxes – Income taxes are accounted for under ASC Topic 740, *Income Taxes,* using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the Company's consolidated statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

ASC Topic 740, *Income Taxes,* clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the Company's consolidated statement of financial condition. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

Equity-Based and Other Compensation – BGC provides compensation awards to certain employees of the Company in the form of company awards in BGC. BGC's awards entitle the employees to participate in quarterly distributions of BGC's income. The Company records an expense for distributions. In addition, the Company grants rights to certain employees to exchange BGC's awards into shares of BGC Class A common stock.

The Company accounts for deferred cash compensation, which requires measurement of deferred compensation expense for non-equity-based awards based upon future amounts expected to be paid, and provides for recognition of compensation expense over the expected service period, net of estimated forfeitures. See Note 6 – Compensation for further information.

Foreign Currency Translations and Transaction – Assets and liabilities denominated in nonfunctional currencies are converted at rates of exchange prevailing on the date of the Company's consolidated statement of financial condition, and revenues and expenses are converted at average rates of exchange for the period.

Recently Adopted Accounting Pronouncements – In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842).* This standard requires lessees to recognize ROU asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. The

1. General and Summary of Significant Accounting Policies (*continued*)

amendments also require certain quantitative and qualitative disclosures. Accounting guidance for lessors is mostly unchanged. In July 2018, the FASB issued ASU 2018-10, *Codification Improvements to Topic 842, Leases*, to clarify how to apply certain aspects of the new leases standard. The amendments address the rate implicit in the lease, impairment of the net investment in the lease, lessee reassessment of lease classification, lessor reassessment of lease term and purchase options, variable payments that depend on an index or rate and certain transition adjustments, among other issues. In addition, in July 2018, the FASB issued ASU 2018-11, *Leases (Topic 842), Targeted Improvements*, which provided an additional (and optional) transition method to adopt the new leases standard. Under the new transition method, a reporting entity would initially apply the new lease requirements at the effective date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption; continue to report comparative periods presented in the financial statements in the period of adoption in accordance with legacy U.S. GAAP (i.e., ASC 840, Leases); and provide the required disclosures under ASC 840 for all periods presented under legacy U.S. GAAP. Further, ASU 2018-11 contains a practical expedient that allows lessors to avoid separating lease and associated non-lease components within a contract if certain criteria are met. In December 2018, the FASB issued ASU 2018-20, *Leases (Topic 842), Narrow-Scope Improvements for Lessors*, to clarify guidance for lessors on sales taxes and other similar taxes collected from lessees, certain lessor costs and recognition of variable payments for contracts with lease and non-lease components. In March 2019, the FASB issued ASU 2019-01, *Leases (Topic 842), Codification Improvements*, to clarify certain application and transitional disclosure aspects of the new leases standard. The amendments address determination of the fair value of the underlying asset by lessors that are not manufacturers or dealers and clarify interim period transition disclosure requirements, among other issues. The guidance in ASUs 2016-02, 2018-10, 2018-11 and 2018-20 became effective beginning January 1, 2019, with early adoption permitted; whereas the guidance in ASU 2019-01 became effective beginning January 1, 2020, with early adoption permitted. The Company adopted the above mentioned standards on January 1, 2019 and January 1, 2020 using the effective date as the date of initial application. The new guidance provides a number of optional practical expedients to be utilized by lessees upon transition. Accordingly, the Company elected the 'package of practical expedients,' which permitted the Company not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. The Company did not elect the use-of-hindsight or the practical expedient pertaining to land easements, with the latter not being applicable to the Company. The new standard also provides practical expedients for an entity's ongoing accounting as a lessee. The Company elected the short-term lease recognition exemption for all leases that qualify. This means, for those leases that qualify, the Company will not recognize ROU assets and lease liabilities, and this includes not recognizing ROU assets and lease liabilities for existing short-term leases of those assets upon transition. The Company also elected the practical expedient to not separate lease and non-lease components for all of leases other than leases of real estate. As a result upon adoption, acting primarily as a lessee,

1. General and Summary of Significant Accounting Policies (*continued*)

the Company recognized approximately $314 ROU asset and approximately $328 lease liability on its consolidated statement of financial condition for its real estate and equipment operating leases. See Note 10–Leases for additional information on the Company's leasing arrangements.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments—Credit Losses (Topic 326)—Measurement of Credit Losses on Financial Instruments*, which requires financial assets that are measured at amortized cost to be presented, net of an allowance for credit losses, at the amount expected to be collected over their estimated life. Expected credit losses for newly recognized financial assets, as well as changes to credit losses during the period, are recognized in earnings. For certain purchased financial assets with deterioration in credit quality since origination ("PCD assets"), the initial allowance for expected credit losses will be recorded as an increase to the purchase price. Expected credit losses, including losses on off-balance-sheet exposures such as lending commitments, will be measured based on historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. The new standard became effective for the Company beginning January 1, 2020, under a modified retrospective approach, and early adoption is permitted. In November 2018, the FASB issued ASU 2018-19, *Codification Improvements to Topic 326, Financial Instruments—Credit Losses*, to clarify that operating lease receivables accounted for under ASC 842, *Leases*, are not in the scope of the new credit losses guidance, and, instead, impairment of receivables arising from operating leases should be accounted for in accordance with ASC 842, *Leases*. In April 2019, the FASB issued ASU No. 2019-04, *Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments*. The ASU makes changes to the guidance introduced or amended by ASU No. 2016-13, *Financial Instruments— Credit Losses (Topic 326)—Measurement of Credit Losses on Financial Instruments*. See below for the description of the amendments stipulated in ASU No. 2019-04. In addition, in May 2019, the FASB issued ASU No. 2019-05, *Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief*. The amendments in this ASU allow entities, upon adoption of ASU No. 2016-13, to irrevocably elect the fair value option for financial instruments that were previously carried at amortized cost and are eligible for the fair value option under ASC 825-10, *Financial Instruments: Overall*. In November 2019, the FASB issued ASU No. 2019-11, *Codification Improvements to Topic 326, Financial Instruments—Credit Losses*. The amendments in this ASU require entities to include certain expected recoveries of the amortized cost basis previously written off, or expected to be written off, in the allowance for credit losses for PCD assets; provide transition relief related to troubled debt restructurings; allow entities to exclude accrued interest amounts from certain required disclosures; and clarify the requirements for applying the collateral maintenance practical expedient. The amendments in ASUs No. 2018-19, 2019-04, 2019-05 and 2019-11 are required to be adopted concurrently with the guidance in ASU No. 2016-13. The Company adopted the standards on their required effective date. The adoption of this guidance did not have a material impact on the Company's consolidated statement of financial condition.

GFI Securities LLC

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2019

(In Thousands)

1. General and Summary of Significant Accounting Policies (*continued*)

In April 2019, the FASB issued ASU No. 2019-04, *Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments*. The ASU amends guidance introduced or amended by ASU No. 2016-13, *Financial Instruments—Credit Losses (Topic 326)—Measurement of Credit Losses on Financial Instruments*, ASU No. 2017-12, *Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities*, and ASU No. 2016-01, *Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities*. The amendments to ASU No. 2016-13 clarify the scope of the credit losses standard and address guidance related to accrued interest receivable balances, recoveries, variable interest rates and prepayments, among other issues. With respect to amendments to ASU No. 2017-12, the guidance addresses partial-term fair value hedges, fair value hedge basis adjustments, and certain transition requirements, along with other issues. The clarifying guidance pertaining to ASU No. 2016-01 requires an entity to remeasure an equity security without a readily determinable fair value accounted for under the measurement alternative at fair value in accordance with guidance in ASC 820, *Fair Value Measurement*; specifies that equity securities without a readily determinable fair value denominated in nonfunctional currency must be remeasured at historical exchange rates; and provides fair value measurement disclosure guidance. The codification improvements related to credit losses are required to be adopted concurrently with ASU No. 2016-13 as of January 1, 2020. See above for the impact of adoption of the amendments stipulated in ASU No. 2019-04. The hedge accounting standard amendments became effective for the Company as of January 1, 2020, with early adoption permitted, and may be applied either retrospectively or prospectively, with certain exceptions. The amendments related to the recognition and measurement guidance became effective for the Company as of January 1, 2020, with early adoption permitted, and should be applied prospectively for equity securities without readily determinable fair value with the remaining amendments to be applied on a modified-retrospective transition basis by means of a cumulative-effect adjustment to the opening retained earnings balance as of the date an entity adopted all of the amendments in ASU No. 2016-01. The adoption of this guidance did not have a material impact on the Company's consolidated statement of financial condition.

In December 2019, the FASB issued ASU No. 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*. The ASU is part of the FASB's simplification initiative; and it is expected to reduce cost and complexity related to accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740, *Income Taxes* related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period, if applicable, the allocation of consolidated income tax expense to separate financial statements of entities not subject to tax and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates, and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The new standard will become effective for the Company

1. General and Summary of Significant Accounting Policies (*continued*)

beginning January 1, 2021 and, with certain exceptions, will be applied prospectively. Early adoption is permitted. Management is currently evaluating the impact of the new guidance on the Company's consolidated statement of financial condition.

2. Derivative Instruments

During the year, the Company entered into principal transactions for futures products to facilitate customer trading activities or to engage in principal trading for the Company's account. As of December 31, 2019, the Company had gross long futures contracts with a fair value of $11,757 and gross short contracts with a fair value of $12,343, which the net contract value of $585 is included in Receivables from clearing brokers as futures contracts are settled daily.

As of December 31, 2019, the Company had a total notional value of approximately $1,930,567 for derivative contracts. The fair value of these derivative contracts relates to transactions with one counterparty for which the legal right to offset exists under an enforceable netting agreement. These contracts are carried at fair value financial instruments and are classified within level 2 of the fair value hierarchy.

3. Commitments, Contingencies and Guarantees

Guarantees – The Company is a member of certain exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee certain obligations. To mitigate the performance risks of its members, the exchanges and clearing houses may, from time to time, require members to post collateral, as well as meet certain minimum financial standards.

The Company's maximum potential liability under these arrangements cannot be quantified. However, management believes that the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the Company's consolidated statement of financial condition for these arrangements.

Legal Matters – In the ordinary course of business, various legal actions are brought and are pending against the Company. In some of these actions, substantial amounts are claimed. The Company is also involved, from time to time, in reviews, examinations, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's businesses, which may result in judgments, settlements, fines, penalties, injunctions or other relief.

From time to time, the Company is involved in litigation, claims and arbitrations, relating to various employment matters, including with respect to termination of employment, hiring of employees currently or previously employed by competitors, terms and conditions of employment and other matters. In light of the competitive nature of the brokerage industry, litigation, claims and arbitration between competitors regarding employee hiring are not uncommon.

GFI Securities LLC

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2019

(In Thousands)

3. Commitments, Contingencies and Guarantees (*continued*)

Legal reserves are established in accordance with U.S. GAAP ASC Topic 450, *Accounting for Contingencies*, when a material legal liability is both probable and reasonably estimable. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change. The outcome of such items cannot be determined with certainty. The Company is unable to estimate a possible loss or range of loss in connection with specific matters beyond its current accrual and any other amounts disclosed.

In September 2019, the Company settled investigations conducted jointly by the CFTC and the NYAG. The CFTC and NYAG alleged that, in 2014 and 2015, certain emerging markets foreign exchange options (EFX options) brokers in the U.S. misrepresented that certain prices posted to their electronic platform were immediately executable when in fact they were not and that such brokers had communicated that transactions had been matched when they had not.

The Company has paid an aggregate of $10.0 million in connection with the settlements and agreed to a monitor for two years to assess regulatory compliance. The NYAG settlements include a non-prosecution agreement and there was no criminal penalty from either agency.

4. Related Party Transactions

Cantor and other affiliates provide the Company with administrative services and other support for which they charge the Company based on the cost of providing such services. Such support includes allocations for utilization of fixed assets, accounting, treasury, operations, human resources, clearing, legal and technology services. For the year ended December 31, 2019, the Company was charged by affiliates for such services, for which the unpaid balances are included in Payables to related parties in the Company's consolidated statement of financial condition.

In addition, for the year ended December 31, 2019 the Company was charged for allocated rent, utilities, maintenance and other occupancy related costs, for which the unpaid balances are included in Payables to related parties in the Company's consolidated statement of financial condition.

For the year ended December 31, 2019, the Company was allocated costs related to compensation awards to employees of the Company for which the unpaid balances are included in Payables to related parties in the Company's consolidated statement of financial condition.

Pursuant to the Factoring Agreement, the Company sells commissions receivable aged over 30 days to an affiliate on a non-recourse basis. The Company sold commissions receivable of $57,647 for the year ended December 31, 2019. The cumulative difference between the contract value of receivables sold and the sales price to the affiliate at December 31, 2019 included in Payables to related parties in the Company's consolidated statement of financial condition.

During the year ended December 31, 2019, $2,431 due to BGC was settled by a deemed contribution to the Company through BGC's ownership interest in the Company.

5. Income Taxes

As of December 31, 2019, the Company recorded a deferred tax asset of approximately $39. The deferred tax asset consists primarily of book-tax differences related to deferred compensation. The difference between the effective tax rate and the U.S. federal statutory rate is due primarily to the Company not being subject to US federal and state, and local tax.

The Company has analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction). There were no material unrecognized tax benefits as of December 31, 2019. For the year ended December 31, 2019, the Company did not accrue any interest or penalties related to uncertain tax positions. The federal tax return of the sole member is no longer subject to examination for years prior to 2016. The state and local tax returns of the sole member are no longer subject to examination prior to 2009.

6. Compensation

BGC provides company awards which may be granted exchangeability into Class A common stock on a one-for-one basis. The Company provides for the grant of deferred cash incentive compensation to eligible employees.

At December 31, 2019, total unrecognized compensation cost related to deferred cash compensation prior to expected forfeitures was approximately $700 and is expected to be recognized over a weighted-average period of approximately 1.8 years.

7. Regulatory Requirements

As a registered introducing broker-dealer, GFIS is subject to the net capital rules under the Securities Exchange Act of 1934 and the Commodity Exchange Act. GFIS has elected to compute its net capital using the alternative method, which requires GFIS to maintain minimum net capital of $250, or 2% of aggregate debit balances. At December 31, 2019, GFIS's net capital was $9,952, which was $9,702 in excess of its required net capital.

GFIS is also required in accordance with SEC Rule 17a-5(d)(2)(i) and CFTC 1.10(d)(2)(ii) to disclose any changes in liabilities subordinated to claims of general creditors. GFIS did not have any subordinated borrowings during the year ended December 31, 2019.

8. Market and Credit Risk

Risks and Uncertainties – The Company generates revenue by providing securities trading and brokerage services to institutional customers and by executing transactions for institutional counterparties. Revenue for these services are transaction based. As a result, the Company's revenue could vary based on the transaction volume of global financial markets. Additionally, the Company's financing is sensitive to interest rate fluctuations which could have an impact on the Company's overall profitability.

8. Market and Credit Risk (*continued*)

In connection with the factoring of commissions receivable, it is generally required to make a variety of customary representations and warranties regarding both the Company itself and the commissions receivable being sold or transferred.

The Company makes such representations and warranties in connection with the sale of its commissions receivable, and will continue to do so in the ordinary course of business. See Note 1– General and Summary of Significant Accounting Policies under Accrued Commissions Receivable, net for further information.

Credit Risk – Credit risk arises from potential non-performance by counterparties. The Company has established policies and procedures to manage the exposure to credit risk. The Company maintains a thorough credit approval process to limit exposure to counterparty risk and employ stringent monitoring to control the counterparty risk for the matched principal businesses. The Company's account opening and counterparty approval process includes verification of key customer identification, anti-money laundering verification checks and a credit review of financial and operating data. The credit review process includes establishing an internal rating and any other information deemed necessary to make an informed credit decision, which may include financials, correspondence, due diligence calls and a visit to the entity's premises, as necessary.

Principal Transaction Risk – The Company executes matched principal transactions in which it acts as a "middleman" by serving as counterparty to both a buyer and a seller in matching back-to-back trades. These transactions are then settled through a recognized settlement system or third party clearing organization. Settlement typically occurs within one to three business days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded. The Company generally avoids settlement of principal transactions on a free-of-payment basis or by physical delivery of the underlying instrument. However, free-of-payment transactions may occur on a very limited basis.

Market Risk – Market risk refers to the risk that a change in the level of one or more market prices, rates, indices or other factors will result in losses for a specified position. The Company may allow certain of its desks to enter into unmatched principal transactions in the ordinary course of business and hold long and short inventory positions. These transactions are primarily for the purpose of facilitating clients' execution needs, adding liquidity to a market or attracting additional order flow. As a result, the Company may have market risk exposure on these transactions. The Company's exposure varies based on the size of its overall positions, the risk characteristics of the instruments held and the amount of time the positions are held before they are disposed of. All positions held longer than intra-day are marked-to-market.

8. Market and Credit Risk (*continued*)

The Company attempts to mitigate its market risk on these positions by strict risk limits, extremely limited holding periods and hedging. However, there is no assurance that these procedures and limits will be effective at limiting unanticipated losses in the future. Adverse movements in the securities positions or a downturn or disruption in the markets for these positions could result in a substantial loss. In addition, principal gains and losses resulting from these positions could on occasion have a disproportionate effect, positive or negative, on the Company's consolidated statement of financial condition for any particular reporting period.

Operational Risk – In providing a comprehensive array of products and services, the Company may be exposed to operational risk. Operational risk may result from, but is not limited to, errors related to transaction processing, breaches of internal control systems and compliance requirements, fraud by employees or persons outside the Company or business interruption due to systems failures or other events. Operational risk may also include breaches of the Company's technology and information systems resulting from unauthorized access to confidential information or from internal or external threats, such as cyber attacks. Operational risk also includes potential legal or regulatory actions that could arise as a result of noncompliance with applicable laws and/or regulatory requirements. In the case of an operational event, the Company could suffer a financial loss as well as reputational damage.

Foreign Currency Risk – The Company is exposed to risks associated with changes in foreign exchange rates. The Company monitors the net exposure in foreign currencies on a daily basis and hedges its exposure as deemed appropriate with highly rated major financial institutions.

9. Revenue from Contracts with Customers

See Note 1 – General and Summary of Significant Accounting Policies for detailed information on the recognition of the Company's revenue from contracts with customers.

Contract Balances – The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

The Company had receivables related to revenue from contracts with customers of $7,995 at December 31, 2019. The Company had no impairments related to these receivables during the year ended December 31, 2019.

The Company did not have any deferred revenue at December 31, 2019.

10. Leases

The Company, acting as a lessee, has operating leases primarily relating to office space and office equipment. The leases have remaining lease terms of 0.1 years to 4.1 years, some of which include options to extend the leases in 2 to 5 years increments for up to 10 years. Renewal periods are included in the lease term only when renewal is reasonably certain, which is a high threshold and requires management to apply judgment to determine the appropriate lease term. Certain leases also include periods covered by an option to terminate the lease if the Company is reasonably certain not to exercise the termination option. The Company recognizes lease expense for its operating leases on a straight-line basis over the lease term and variable lease expense not included in the lease payment measurement is recognized as incurred. All leases were classified as operating leases as of December 31, 2019.

Pursuant to the accounting policy election, leases with an initial term of twelve months or less are not recognized on the balance sheet.

ASC 842, *Leases* requires the Company to make certain assumptions and judgements in applying the guidance, including determining whether an arrangement includes a lease, determining the term of a lease when the contract has renewal or cancelation provisions, and determining the discount rate.

The Company determines whether an arrangement is or includes a lease at contract inception by evaluating whether the contract conveys the right to the control the use of an identified asset for a period of time in exchange for consideration. If the Company has the right to obtain substantially all of the economic benefits from, and can direct the use of, the identified asset for a period of time, the Company accounts for the identified asset as a lease. The Company has elected the practical expedient to not separate lease and non-lease components for all leases other than real estate leases. The primary non-lease component that is combined with a lease component is operating expenses such as utilities, maintenance or management fees.

As the rate implicit in the lease is not usually available, the Company used an incremental borrowing rate ("IBR") based on the information available at the adoption date of the new leases standard in determining the present value of lease payments for existing leases. The Company elected to use a portfolio approach to IBR, applying corporate bond rates to the leases. The Company calculated the appropriate rates with reference to the lease term and lease currency. The Company will use information available at the lease commencement date to determine the discount rate for any new leases.

The Company subleases certain real estate to third parties. The value of these commitments is not material to the Company's consolidated statement of financial condition.

As of December 31, 2019, the Company does not have any leases that have not yet commenced but that create significant rights and obligations.

GFI Securities LLC

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2019

(In Thousands)

10. Leases (*continued*)

Supplemental information related to the Company's operating lease is as follows:

	Classification in Statement of Financial Condition	As of December 31, 2019
Assets		
Operating lease ROU assets	Other assets	$ 236
Liabilities		
Operating lease liabilities	Accounts payable and accrued liabilities	$ 250

	As of December 31, 2019
Weighted-average remaining lease term	
Operating leases (years)	4.0
Weighted-average discount rate	
Operating leases	5.2%

The following table shows the Company's maturity analysis of its operating lease liabilities:

Years Ending December 31,	Minimum Lease Payments
2020	$ 67
2021	66
2022	68
2023	70
2024	6
Total	$ 277
Interest	(27)
Total	$ 250

GFI Securities LLC

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2019

(In Thousands)

11. Subsequent Events

The Company has evaluated subsequent events through the date the consolidated statement of financial condition was issued. There have been no additional material subsequent events that would require recognition in the Company's consolidated statement of financial condition.